10/18

05012744

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Harris Steel Group, Inc

*CURRENT ADDRESS 4120 Yonge St, Suite 404
Toronto, Ontario M2P 2B8
Canada

**FORMER NAME

PROCESSED

**NEW ADDRESS

NOV 23 2005

THOMSON
FINANCIAL

FILE NO. 82- 34928

FISCAL YEAR 12/31/03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☒	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: EBS

DAT : 11/21/05

HARRIS
STEEL GROUP INC.

ANNUAL REPORT 2003

DESCRIPTION OF THE BUSINESS

Harris Steel Group Inc. operates as a steel trading business, purchasing steel from mills and processing that steel into a variety of products for sale to its customers. Through its subsidiaries, the company is engaged in the fabrication and placing of concrete reinforcing steel; the production and marketing of epoxy-coated reinforcing steel; the design and installation of concrete post-tensioning systems; the manufacture and distribution of wire and wire products, welded wire mesh and cold finished bar; and the manufacture and distribution of heavy industrial steel grating, aluminum grating and expanded metal.

The company serves all of Canada, and the eastern, central and western United States.

Harris became a public company in 1967 and has paid dividends since 1972.

Annual Meeting

All shareholders are cordially invited to attend the annual meeting on Tuesday, June 22, 2004, at 2:00 p.m. in the Casson Meeting Room, Hilton Toronto Hotel, 145 Richmond St. West, Toronto, Ontario.

FINANCIAL HIGHLIGHTS

Years ended December 31

(Dollars in thousands except per share amounts)	2003	2002
Operating results		
Sales	$516,742	$528,315
Earnings for the year	4,507	24,677
Return on sales	0.9%	4.7%
Per Share		
Earnings for the year	$ 0.67	$ 3.66
Dividends	.24	.24
Shareholders' equity	30.83	30.28
Average shares outstanding	6,684,364	6,741,079
Shares outstanding – at year-end	6,656,080	6,725,480
At year-end		
Total assets	$273,583	$275,957
Current debt	7,708	18,163
Shareholders' equity	205,179	203,618
Total debt/equity ratio	.04:1	.09:1
Current ratio	3.5:1	3.3:1
Number of employees	1,508	1,586
Number of shareholders – Class A	142	142
– Class B	100	104

REPORT TO THE SHAREHOLDERS

2003 can now be seen to have been a transition year. Earnings for the year are down by more than 80%. This reduction was caused by tighter margins due to more competitive selling prices along with higher steel costs from our supplier mills, and a sharp rise in the Canadian dollar.

In the five previous years demand and selling prices remained relatively stable but a world oversupply of steel enabled us to parlay our enormous buying power into large cost savings.

In the following year, 2004, we are seeing a substantial uptick in demand at the same time that massive quantities of raw material and finished steel are being sucked into the insatiable vortex of skyrocketing industrial and infrastructure expansion in China.

2003 was the transition year between the previous years' oversupply condition that allowed us to reduce costs and the present (and probably, future) years of excess of demand over supply that will produce increased selling prices.

The rapid worldwide change in the fundamentals of the steel market from oversupply to supply shortages has been driven primarily by the explosive expansion of the Chinese economy. China is determined that its 1.3 billion inhabitants will enjoy the same standard of living as those living in the developed countries.

In 2003 China consumed 25% of the world's steel production (vs. about 15% in the US). Last year China produced about 24% of the world's steel. Both production and consumption are forecast to increase at a rapid rate, at least through 2010.

But, there are constraints on this gigantic steamroller. The raw materials needed to feed this expansion – scrap iron, iron ore, coke, non-ferrous metals – are all in short supply and there has been a precipitous rise in their price. That includes finished steel.

Although there will be volatile movements up and down, it is our belief that the underlying trend for years to come will be steel shortages and corresponding cost and price increases. We believe that, in general, this will produce a favorable trading environment for our company.

The Board is proposing to a Special Meeting of Shareholders that the present A and B shares be consolidated into a single class of Common Shares and these shares will be split 4 to 1. Each new share will have a single vote.

The Board has declared a June dividend of $.24 per share on the present A and B shares. After the stock split this will become a quarterly rate of $.06 share on each of the new 4 for 1 shares.

They have also decided to discontinue the Normal Course Issuer Bid.

The purpose of these actions is to begin a process that will eventually improve the marketability of the shares for all our shareholders.

Present signs for the US and most of the developed world's economies are positive. But Canada will likely underperform the US. Nevertheless, we are very optimistic about the future prospects of our main products. The manifest deficiency of public capital in the US and Canada is producing a burgeoning demand for new hospitals, highways, oil and gas pipelines, fossil fuel and atomic power plants as well as hydro-electric projects and liquid-natural gas terminals. The outstanding skills of our employees and our peerless ability to buy steel will allow us to play a major role in all of these infrastructure markets.

As of the beginning of this year we have sold 50% of our American reinforcing steel products operations to Nucor, who are the largest and most successful steel company in the US. We are the managing partner.

This is a marriage of the best reinforcing steel contractor and the largest and best supplier of reinforcing steel in the US.

I am immensely proud that our management and employees have once again surpassed the competition in producing profits in the transition year of 2003. Our staff are motivated by a culture that focuses on profits because it is our belief that only profits provide long-term value for the shareholders. The proof of that is the performance of the stock since we went public 37 years ago. The price has jumped to 101 times its original issue price.

For all of this, the Board and the Shareholders want to assure all of our employees that their efforts are appreciated.

M E Harris

Milton E. Harris, O.C.
Chairman of the Board and C.E.O.
Toronto, Canada, May 11, 2004

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

Management is responsible for preparing the accompanying consolidated financial statements and for assessing their objectivity and integrity. Management believes that the consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and fairly report the company's financial position and results of operations. The consolidated financial statements include amounts that are based upon estimates and judgements which management believes are reasonable under the circumstances. The consolidated financial statements have been audited by PricewaterhouseCoopers LLP in accordance with Canadian generally accepted auditing standards, providing independent verification of management's presentation of the company's financial position. Management has established the necessary system of internal controls designed to ensure that transactions are authorized, assets are safeguarded and proper records are maintained. Harris Steel Group Inc. has an Audit Committee of which all of the members are neither officers nor employees of the company. The Committee meets during the year and has full and unrestricted access to the company's auditors to ensure the integrity of management's financial reporting and the adequacy of the system of internal controls.

Milton E. Harris, O.C.
Chairman of the Board and C.E.O.

Douglas Deighton, C.A.
Treasurer

Toronto, Canada, March 26, 2004

AUDITORS' REPORT TO THE SHAREHOLDERS OF HARRIS STEEL GROUP INC.

We have audited the consolidated balance sheets of Harris Steel Group Inc. as at December 31, 2003 and 2002 and the consolidated statements of earnings, retained earnings and cash flows for the years then ended. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2003 and 2002 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

PricewaterhouseCoopers LLP
Chartered Accountants

Toronto, Canada, March 26, 2004

CONSOLIDATED BALANCE SHEETS

As at December 31, 2003 and 2002

Assets	**2003**	2002
Current Assets		
Accounts receivable	$ **115,515,798**	$ 110,892,902
Inventories (note 2)	**99,277,442**	111,058,554
Income and other taxes recoverable	**6,183,319**	3,933,227
Prepaid expenses and deposits	**2,781,644**	2,418,909
	223,758,203	228,303,592
Property, Plant and Equipment (note 3)	**49,825,239**	47,653,537
	$ **273,583,442**	$ 275,957,129

Liabilities		
Current Liabilities		
Bank indebtedness (note 4)	$ **7,707,747**	$ 18,163,121
Accounts payable and accrued liabilities	**51,313,857**	47,563,655
Future income taxes (note 5)	**5,413,000**	3,378,000
	64,434,604	69,104,776
Future Income Taxes (note 5)	**3,970,000**	3,234,000
	68,404,604	72,338,776

Shareholders' Equity		
Capital Stock (note 6)	**14,039,544**	14,098,568
Retained Earnings	**191,139,294**	189,519,785
	205,178,838	203,618,353
	$ **273,583,442**	$ 275,957,129

APPROVED ON BEHALF OF THE BOARD OF DIRECTORS

Milton E. Harris

Barrie D. Rose

CONSOLIDATED STATEMENTS OF EARNINGS

For the Years Ended December 31, 2003 and 2002

HARRIS STEEL GROUP INC.

	2003	2002
Sales	**$ 516,741,731**	$ 528,315,425
Cost of Sales	**463,855,300**	453,214,497
	52,886,431	75,100,928
Expenses		
Selling and administrative	**25,613,813**	29,837,793
Foreign exchange losses	**10,577,578**	411,415
Interest	**136,999**	1,054,255
Depreciation	**4,664,848**	4,573,049
	40,993,238	35,876,512
Earnings Before Income Taxes	**11,893,193**	39,224,416
Provision For (Recovery Of) Income Taxes (note 5)		
Current	**4,615,378**	14,909,248
Future	**2,771,000**	(361,710)
	7,386,378	14,547,538
Earnings For the Year	**$ 4,506,815**	$ 24,676,878
Earnings Per Share	**$ 0.67**	$ 3.66

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

For the Years Ended December 31, 2003 and 2002

	2003	2002
Balance – Beginning of Year	**$ 189,519,785**	$ 166,744,722
Earnings for the year	**4,506,815**	24,676,878
	194,026,600	191,421,600
Excess of the purchase price over the issued value of the company's shares purchased (note 6)	**(1,283,187)**	(284,712)
Dividends (note 6)	**(1,604,119)**	(1,617,103)
Balance – End of Year	**$ 191,139,294**	$ 189,519,785

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2003 and 2002

	2003	2002
Cash Provided By (Used In):		
Operating Activities		
Earnings for the year	$ **4,506,815**	$ 24,676,878
Depreciation	**4,664,848**	4,573,049
Future income taxes – long-term	**736,000**	(73,690)
Foreign exchange gain on bank indebtedness held in foreign currency	**(2,573,182)**	(148,990)
(Increase) decrease in accounts receivable	**(4,622,896)**	2,274,829
Decrease (increase) in inventories	**11,781,112**	(21,029,330)
Increase in income and other taxes recoverable	**(2,250,092)**	(8,360,968)
Increase in prepaid expenses and deposits	**(362,735)**	(127,143)
Increase (decrease) in accounts payable and accrued liabilities	**3,750,202**	(10,075,627)
Increase (decrease) in future income taxes – current	**2,035,000**	(288,020)
	17,665,072	(8,579,012)
Investing Activities		
Net additions to property, plant and equipment	**(6,836,550)**	(3,713,455)
Financing Activities		
Purchase of shares of the company	**(1,342,211)**	(335,300)
Dividends	**(1,604,119)**	(1,617,103)
(Decrease) increase in bank indebtedness	**(10,455,374)**	14,095,880
	(13,401,704)	12,143,477
Foreign exchange gain on bank indebtedness held in foreign currency	**2,573,182**	148,990
Cash – Beginning and End of Year	$ **–**	$ –
Supplemental Cash Flow Disclosures:		
Interest paid	$ **172,816**	$ 1,035,379
Income taxes paid	$ **6,371,719**	$ 23,401,606

1. Summary of Significant Accounting Policies

Basis of consolidation

The consolidated financial statements include the accounts of the company and all of its subsidiaries.

Measurement uncertainty

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities, at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition

The company recognizes sales revenue when products are shipped and collection is reasonably assured.

Foreign exchange

The company applies the temporal method of accounting for the translation into Canadian dollars of foreign currency amounts and the accounts of its U.S. subsidiaries, all of which are integrated operations. Monetary assets and liabilities are translated at the exchange rate in effect at the balance sheet date and non-monetary assets and related depreciation and amortization are translated at historical exchange rates. Revenues and expenses, other than depreciation and amortization, are translated at the average exchange rate for the year.

Foreign exchange gains and losses on transactions during the year and on the year-end translation of the accounts are reflected in earnings.

Inventories

The company values its inventory at the lower of cost and market. Cost is determined on a first-in, first-out basis. Market is defined as replacement cost for raw materials and net realizable value for work-in-process and finished goods.

Property, plant and equipment

Property, plant and equipment are recorded at the lower of net recoverable amounts and historical cost less accumulated depreciation. The company depreciates its land improvements, buildings, data processing equipment and machinery and equipment on a straight-line basis and its mobile equipment on a declining balance basis at the following rates:

Land improvements	- 7½%
Buildings	- 2½%
Machinery and equipment	- 7½%
Data processing equipment	- 33⅓%
Mobile equipment	- 30%

Gain or loss on disposal of individual assets is reflected in earnings in the year of disposal.

The company reviews the carrying value of its property, plant and equipment on a periodic basis, by assessing the non-discounted future net cash flows. Should the estimated non-discounted future net cash flows be less than the carrying value, a reduction is made to the carrying value with a corresponding charge to earnings.

Income taxes

The company follows the asset and liability method of accounting for income taxes. Under this method, temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the consolidated balance sheets are used to determine future income tax liabilities or assets. Income tax rates and laws that are expected to apply when the temporary differences are expected to reverse are used to calculate future income tax liabilities and assets. Future income tax assets are recorded in the consolidated financial statements if realization is considered more likely than not.

Earnings per share

Earnings per share are calculated on 6,684,364 (2002 – 6,741,079) shares, being the weighted average number of shares outstanding during the year. There are no dilutive securities, such as stock options, within the capital structure of the company.

2. Inventories

	2003	2002
	$	$
Raw materials and work-in-process	**82,376,297**	91,885,849
Finished goods	**16,901,145**	19,172,705
	99,277,442	111,058,554

3. Property, Plant and Equipment

2003

	Cost	Accumulated depreciation	Net book value
	$	$	$
Land	3,512,309	–	3,512,309
Land improvements	2,708,728	1,485,754	1,222,974
Buildings	19,083,780	5,427,655	13,656,125
Machinery and equipment	67,614,015	37,935,088	29,678,927
Data processing equipment	3,542,116	2,884,064	658,052
Mobile equipment	5,865,025	4,768,173	1,096,852
	102,325,973	52,500,734	49,825,239

2002

	Cost	Accumulated depreciation	Net book value
	$	$	$
Land	3,355,244	–	3,355,244
Land improvements	2,625,806	1,349,324	1,276,482
Buildings	18,877,218	5,057,663	13,819,555
Machinery and equipment	62,176,831	34,950,678	27,226,153
Data processing equipment	3,353,513	2,640,408	713,105
Mobile equipment	5,722,367	4,459,369	1,262,998
	96,110,979	48,457,442	47,653,537

4. Bank Indebtedness and Financial Instruments

Bank borrowings are repayable on demand and bear interest at or less than bank prime lending rates. Inventories and accounts receivable are pledged as collateral for the company's bank indebtedness.

The carrying values of all of the company's financial instruments (cash on deposit, short-term bank loans, accounts receivable and accounts payable) approximate their fair values due to their short-term nature.

5. Income Taxes

The components of future income tax liabilities are as follows:

	2003	2002
	$	$
Current		
Holdbacks and amounts not due on contracts	**6,908,000**	5,192,000
Other temporary differences	**(1,495,000)**	(1,814,000)
	5,413,000	3,378,000
Long-term		
Property, plant and equipment	**4,329,000**	4,153,000
Other temporary differences	**(359,000)**	(919,000)
	3,970,000	3,234,000

The provision for income taxes reflects an effective tax rate which differs from the statutory tax rate. A reconciliation of the two rates is as follows:

	2003	2002
	%	%
Canadian federal income tax rate	**37.1**	37.7
Tax effect of U.S. federal income tax rate	**1.8**	(1.2)
Provincial and state taxes net of federal deductions	**6.0**	3.9
Statutory tax rate	**44.9**	40.4
Add (deduct) the tax effect of –		
Manufacturing and processing profits deduction	**(10.5)**	(4.9)
Non-taxable foreign exchange losses	**23.0**	0.2
Federal surtax	**1.8**	0.8
Capital taxes	**1.8**	0.6
Future income tax enacted rate changes	**2.0**	–
Other	**(0.9)**	–
Effective tax rate	**62.1**	37.1

6. Capital Stock and Dividends

	2003	2002
	$	$
Capital stock -		
Authorized -		
An unlimited number of Class A non-voting shares		
An unlimited number of Class B shares		
100 common shares		
Issued and outstanding –		
4,419,830 Class A non-voting shares (2002 - 4,434,630 shares)	**13,469,421**	13,514,524
2,236,250 Class B shares (2002 - 2,290,850 shares)	**570,123**	584,044
	14,039,544	14,098,568

Voting rights

Class A non-voting shares are not entitled to vote unless the company has failed to pay dividends totalling 2½¢ per Class A non-voting share for eight consecutive fiscal quarters. Thereafter, each Class A non-voting share is entitled to one vote until, in any fiscal quarter, a dividend of 2½¢ per Class A non-voting share has been paid or declared and set aside for payment.

Each Class B share is entitled to one vote at all meetings of the shareholders.

Dividends

Class A non-voting shares are eligible to receive a preferential, non-cumulative, quarterly dividend of 2½¢ per share.

Class B shares are not eligible to receive a dividend in any quarter until a dividend of 2½¢ per share has been paid on the Class A non-voting shares. Thereafter, Class B shares are eligible for a dividend of up to 2½¢ per share in any quarter.

Dividends in excess of 2½¢ per share in any quarter will be paid equally on the Class A non-voting shares and Class B shares.

During 2003, the company paid dividends of 24¢ (2002-24¢) per issued Class A non-voting share and Class B share.

Take-over protection

The Class A non-voting shares become convertible into Class B shares on a share-for-share basis after the holders of a majority of the outstanding Class B shares accept a bona fide offer, which must, by reason of applicable securities laws or stock exchange by-laws, regulations or policies, be made to each holder of Class B shares whose last recorded address is in the jurisdiction to which the relevant requirement applies.

Issuer Bids

During the year, the company made market purchases under normal course issuer bids of 14,800 Class A non-voting shares and 54,600 Class B shares for cancellation, for cash consideration of $1,342,211 (for an average of $19.34 per share). The excess of the purchase price over the issued value of the shares purchased, which totalled $1,283,187, was charged to retained earnings.

During 2002, the company made market purchases under a normal course issuer bid of 16,600 Class A non-voting shares for cancellation, for cash consideration of $335,300 (for an average of $20.20 per share). The excess of the purchase price over the issued value of the shares purchased, which totalled $284,712, was charged to retained earnings.

7. Segment Disclosures

The company operates as a steel trading business in Canada and the United States.

Geographic information is as follows:

Sales

	Canada	United States	Total
	$	$	$
2003	**350,101,999**	**166,639,732**	**516,741,731**
2002	341,124,220	187,191,205	528,315,425

In 2003, the company's Canadian business had direct sales to customers in the United States of approximately $99 million (2002 – $106 million). Aggregate direct sales to United States customers amounted to approximately $265 million (2002 – $293 million).

7. Segment Disclosures (continued)

Property, Plant and Equipment

	Canada $	United States $	Total $
2003	40,393,861	9,431,378	49,825,239
2002	37,717,564	9,935,973	47,653,537

8. Commitments

The company is required to make aggregate future minimum lease payments of $7,514,739 under operating leases that have non-cancellable lease terms in excess of one year at December 31, 2003. Annual lease payments during the next five fiscal years and aggregate payments thereafter are as follows:

	$
2004	2,141,849
2005	1,932,839
2006	1,234,078
2007	1,018,240
2008	706,351
Thereafter	481,382

9. Contingent Liabilities

The company's subsidiaries have operations throughout the United States and Canada and in the normal course of business, the company and its subsidiaries are named as defendants in various legal actions. Although the outcomes are uncertain and the amount of losses, if any, cannot be determined at this time, the company is of the opinion that actions outstanding will not result in a material adverse effect on the company.

10. Guarantees

The company has provided indemnities to its surety underwriters who have issued performance and payment bonds to certain customers of the company.

Bonds are issued in the ordinary course of business by a surety on behalf of the company for the duration of contracts for products and services. Claims against a bond can be made in the event the company should fail to perform or make payments in accordance with contractual terms. In the event the underwriting surety is required to pay a claim against a bond, then the company has guaranteed repayment back to the surety. No collateral has been provided for the guarantees.

At December 31, 2003, the company's surety underwriters had issued bonds guaranteed by the company with a total outstanding value of approximately $67 million. Bonds are issued at the inception of contractual obligations and the value of any potential claim against a bond would be limited to the extent of unfulfilled obligations, if any, at the time of the claim. Accordingly, in practical terms, the unfulfilled obligations of the company are typically substantially less than the outstanding face value of bonds issued.

11. Subsequent Event

On February 10, 2004, the company sold a 50% share interest in its United States reinforcing steel products operations to Nucor Corporation, for cash consideration of U.S. $21 million. Additional proceeds of up to U.S. $6 million may be payable to the company over a five-year period, dependent upon the results of operations during that period. The company will record a net gain of between Cdn. $6 to $8 million in the first quarter of 2004 on this transaction. To the extent that additional proceeds are realized, they will be included in earnings, net of applicable taxes, in the period when earned.

The company will maintain management control of, and continue to operate and consolidate, its United States reinforcing steel products operations.

FINANCIAL SUMMARY

(Dollars in thousands except per share amounts)

	2003	2002	2001	2000	1999
Operating results					
Sales	$ **516,742**	$ 528,315	$ 558,712	$ 603,249	$ 505,254
Earnings for the year	**4,507**	24,677	29,885	37,426	32,456
Return on sales	**0.9%**	4.7%	5.3%	6.2%	6.4%
Per Share					
Earnings for the year	$ **0.67**	$ 3.66	$ 4.43	$ 5.54	$ 4.65
Dividends	**.24**	.24	.24	.24	.24
Shareholders' equity	**30.83**	30.28	26.83	22.64	17.32
Average shares outstanding	**6,684,364**	6,741,079	6,742,080	6,755,157	6,973,932
Shares outstanding – at year-end	**6,656,080**	6,725,480	6,742,080	6,742,080	6,858,880
At year-end					
Total assets	$ **273,583**	$ 275,957	$ 254,002	$ 270,621	$ 214,119
Working capital	**159,324**	159,198	135,688	115,393	90,984
Current ratio	**3.5:1**	3.3:1	2.9:1	2.0:1	2.0:1
Property, plant and equipment	$ **49,825**	$ 47,654	$ 48,513	$ 40,301	$ 30,761
Future income taxes – long-term	**3,970**	3,234	3,308	3,067	2,929
Current debt	**7,708**	18,163	4,067	42,933	35,791
Long-term debt	**–**	–	–	–	–
Shareholders' equity	**205,179**	203,618	180,894	152,627	118,816
Total debt/equity ratio	**.04:1**	.09:1	.02:1	.28:1	.30:1

STOCK MARKET TRADING INFORMATION

The company's shares are listed on The Toronto Stock Exchange as Harris A (HSG.A) and Harris B (HSG.B).

Class A shares 2003

	High	Low	Shares traded
First quarter	24.50	20.00	20,170
Second quarter	20.50	18.00	32,362
Third quarter	21.00	18.25	11,051
Fourth quarter	22.00	19.25	23,310
Year	24.50	18.00	86,893
Year 2002	33.00	20.00	163,142

Class B shares 2003

	High	Low	Shares traded
First quarter	21.80	19.00	8,270
Second quarter	19.50	17.00	52,630
Third quarter	21.00	18.25	9,300
Fourth quarter	21.00	19.00	10,781
Year	21.80	17.00	80,981
Year 2002	31.00	19.50	17,378

CORPORATE DIRECTORY

Harris Steel Group Inc.
Corporate Office:
4120 Yonge Street,
Suite 404,
Toronto, Ontario M2P 2B8
Telephone: (416) 590-9549
Fax: (416) 590-9560

Harris Rebar
318 Arvin Avenue,
Stoney Creek, Ontario L8E 2M2
Telephone: (905) 662-0611

Laurel Steel
5400 Harvester Road,
Burlington, Ontario L7L 5N5
Telephone: (905) 681-6811

Fisher & Ludlow
750 Appleby Line, P.O. Box 5025,
Burlington, Ontario L7R 3Y8
Telephone: (905) 632-2121

Harris Rebar Boston Inc.
45 Kings Highway,
Rochester, Massachusetts 02576
Telephone: (508) 291-7150

Harris Rebar Seattle Inc.
401 Alexander Ave., Building 326
Port of Tacoma, Washington 98421
Telephone: (253) 272-4227

Harris/Arizona Rebar Inc.
2101 West Jackson Street,
Phoenix, Arizona 85009
Telephone: (602) 254-0091

Harris Salinas Rebar Inc.
355 South Vasco Road,
Livermore, California 94550
Telephone: (925) 373-0733

Harris Rebar Atlantic Inc.
1700 Riverside Drive,
Bethlehem, Pennsylvania 18015
Telephone: (610) 882-1401

Investor information

Registrar and transfer agent
CIBC Mellon Trust Company
P.O. Box 1, 320 Bay Street
Toronto, Ontario M5H 4A6
Telephone: (416) 643-5000

Counsel
Goodmans LLP

Auditors
PricewaterhouseCoopers LLP

Bankers
Royal Bank of Canada
RBC Centura Bank

Corporate officers

Milton E. Harris, O.C.
Chairman of the Board
and C.E.O.

John Harris, M.B.A.
President and C.O.O.

Douglas Deighton, C.A.
Treasurer

Robert Roe, C.A.
Secretary

Operating executives

John Harris, M.B.A.
President
Harris Rebar

Derek Price
President
Fisher & Ludlow

DeLane Pate
President
Laurel Steel

Board of directors

Milton E. Harris, O.C.
Chairman of the Board
and C.E.O.
Harris Steel Group Inc.
Director since 1953

Barrie D. Rose, F.C.A.
Chairman and C.E.O.
Androcan Inc.
Director since 1973

James W. Leech
Senior Vice-President,
Merchant Banking
Ontario Teachers' Pension Plan Board
Director since 1982

Bruce Timmerman, C.A.
Retired
Director since 1989

Geno F. Francolini, C.M., F.C.A., L.L.D.
President and C.E.O.
Xenon Capital Corporation
Director since 1992

David E. Harris, L.L.B.
Barrister & Solicitor
Director since 1994

The Honourable J. Judd Buchanan, P.C., O.C., M.B.A., L.L.D.
President
Rundle Investments Ltd.
Director since 2002

Sheldon Aaron
President
Aaron Construction Limited
Director since 2003

John Harris, M.B.A.
President and C.O.O.
Harris Steel Group Inc.
Director since 1989

DeLane Pate
President
Laurel Steel
Director since 1999

Audit committee

Barrie D. Rose, F.C.A.
James W. Leech
Bruce Timmerman, C.A.
Geno F. Francolini, C.M., F.C.A., L.L.D.
The Honourable J. Judd Buchanan,
P.C., O.C., M.B.A., L.L.D.

Printed in Canada